Exhibit 99.3

Penn West Petroleum Ltd.

Consolidated Balance Sheets

(CAD millions, unaudited)	Note	June 30, 2012	December 31, 2011
Assets
Current
Accounts receivable		$379	$486
Other		123	104
Deferred funding assets	3	186	236
Risk management	8	154	39

		842	865

Non-current
Deferred funding assets	3	279	360
Exploration and evaluation assets	4	567	418
Property, plant and equipment	5	11,933	11,893
Goodwill		2,020	2,020
Risk management	8	122	28

		14,921	14,719

Total assets		$15,763	$15,584

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities		$749	$1,117
Dividends payable		128	127
Risk management	8	10	114

		887	1,358

Non-current
Long-term debt	6	3,691	3,219
Decommissioning liability	7	574	607
Risk management	8	36	46
Deferred tax liability	9	1,394	1,287

		6,582	6,517

Shareholders’ equity
Shareholders’ capital	10	8,917	8,840
Other reserves		94	95
Retained earnings		170	132

		9,181	9,067

Total liabilities and shareholders’ equity		$15,763	$15,584

See accompanying notes to the unaudited interim consolidated financial statements.

Subsequent events (Notes 8 and 10)

PENN WEST EXPLORATION SECOND QUARTER 2012	INTERIM CONSOLIDATED FINANCIAL STATEMENTS	1

Penn West Petroleum Ltd.

Consolidated Statements of Income

	Three months ended June 30			Six months ended June 30
(CAD millions, except per share amounts, unaudited)	Note	2012	2011	2012	2011
Oil and natural gas sales		$770	$953	$1,659	$1,809
Royalties		(147)	(171)	(308)	(321)

		623	782	1,351	1,488
Risk management gain (loss)
Realized		4	(33)	(15)	(45)
Unrealized	8	363	188	300	12

		990	937	1,636	1,455

Expenses
Operating		255	267	528	505
Transportation		7	7	15	15
General and administrative		44	37	83	74
Share-based compensation	11	(30)	4	(13)	82
Depletion and depreciation	5	306	311	618	558
Gain on dispositions		(23)	(127)	(95)	(151)
Exploration and evaluation	4	—	—	1	4
Unrealized risk management (gain) loss	8	19	18	(23)	(13)
Unrealized foreign exchange (gain) loss		35	(7)	4	(45)
Financing	6	49	48	96	95
Accretion	7	10	10	21	22

		672	568	1,235	1,146

Income before taxes		318	369	401	309

Deferred tax expense (recovery)	9	83	98	107	(253)

Net and comprehensive income		$235	$271	$294	$562

Net income per share
Basic		$0.50	$0.58	$0.62	$1.21
Diluted		$0.50	$0.58	$0.62	$1.21
Weighted average shares outstanding (millions)
Basic	10	474.3	466.6	473.5	464.2
Diluted	10	474.4	466.9	473.6	465.1

See accompanying notes to the unaudited interim consolidated financial statements.

PENN WEST EXPLORATION SECOND QUARTER 2012	INTERIM CONSOLIDATED FINANCIAL STATEMENTS	2

Penn West Petroleum Ltd.

Consolidated Statements of Cash Flows

	Three months ended June 30			Six months ended June 30
(CAD millions, unaudited)	Note	2012	2011	2012	2011
Operating activities
Net income		$235	$271	$294	$562
Depletion and depreciation	5	306	311	618	558
Gain on dispositions		(23)	(127)	(95)	(151)
Exploration and evaluation	4	—	—	1	4
Accretion	7	10	10	21	22
Deferred tax expense (recovery)	9	83	98	107	(253)
Share-based compensation	11	(30)	10	(18)	80
Unrealized risk management gain	8	(344)	(170)	(323)	(25)
Unrealized foreign exchange loss (gain)		35	(7)	4	(45)
Decommissioning expenditures		(15)	(8)	(39)	(28)
Change in non-cash working capital		23	(133)	(56)	(229)

		280	255	514	495

Investing activities
Capital expenditures		(329)	(285)	(989)	(777)
Acquisitions		(17)	(169)	(26)	(196)
Proceeds from dispositions		36	184	367	291
Change in non-cash working capital		(131)	(115)	(139)	(134)

		(441)	(385)	(787)	(816)

Financing activities
Increase in bank loan		260	232	469	289
Proceeds from issuance of notes		—	—	—	75
Repayment of acquired credit facilities		—	(39)	—	(39)
Issue of equity		—	59	3	159
Dividends paid		(99)	(98)	(199)	(132)
Settlement of convertible debentures		—	(24)	—	(31)

		161	130	273	321

Change in cash		—	—	—	—
Cash, beginning of period		—	—	—	—

Cash, end of period		$—	$—	$—	$—

See accompanying notes to the unaudited interim consolidated financial statements.

PENN WEST EXPLORATION SECOND QUARTER 2012	INTERIM CONSOLIDATED FINANCIAL STATEMENTS	3

Penn West Petroleum Ltd.

Statements of Changes in Shareholders’ Equity

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Retained Earnings	Total
Balance at January 1, 2012		$8,840	$95	$132	$9,067
Net and comprehensive income		—	—	294	294
Share-based compensation	11	—	17	—	17
Issued on exercise of options and share rights	10	21	(18)	—	3
Issued to dividend reinvestment plan	10	56	—	—	56
Dividends declared	10	—	—	(256)	(256)

Balance at June 30, 2012		$8,917	$94	$170	$9,181

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Retained Earnings	Total
Balance at January 1, 2011		$9,170	$—	$(610)	$8,560
Elimination of deficit	10	(610)	—	610	—
Net and comprehensive income		—	—	562	562
Implementation of Option Plan and CSRIP	11	—	81	—	81
Share-based compensation	11	—	22	—	22
Issued on exercise of options and share rights	10	179	(20)	—	159
Issued to dividend reinvestment plan	10	34	—	—	34
Dividends declared	10	—	—	(252)	(252)

Balance at June 30, 2011		$8,773	$83	$310	$9,166

See accompanying notes to the unaudited interim consolidated financial statements.

PENN WEST EXPLORATION SECOND QUARTER 2012	INTERIM CONSOLIDATED FINANCIAL STATEMENTS	4

Notes to the Consolidated Financial Statements

(All tabular amounts are in CAD millions except numbers of common shares, per share amounts,

percentages and various figures in Note 8)

1. Structure of Penn West

Penn West Petroleum Ltd. (“Penn West” or the “Company”) is a senior exploration and production company and is governed by the laws of the Province of Alberta, Canada. The business of Penn West is to explore for, develop and hold interests in petroleum and natural gas properties directly and through investments in securities of subsidiaries holding interests in oil and natural gas properties or related production infrastructure. Penn West owns the petroleum and natural gas assets or 100 percent of the equity, directly or indirectly, of the entities that carry on the remainder of the oil and natural gas business of Penn West, except for an unincorporated joint arrangement (the “Peace River Oil Partnership”) in which Penn West’s wholly owned subsidiaries hold a 55 percent interest.

On January 1, 2011, Penn West completed its plan of arrangement and converted from an income trust to a conventional corporation operating under the trade name of Penn West Exploration.

2. Statement of compliance and basis of presentation

a) Statement of Compliance

These unaudited condensed interim consolidated financial statements are prepared in compliance with IAS 34 “Interim Financial Reporting” and accordingly do not contain all of the disclosures that are required in the preparation of Penn West’s annual audited consolidated financial statements.

The interim consolidated financial statements were prepared using the same accounting policies, critical accounting judgments and key estimates as in the annual consolidated financial statements as at and for the year ended December 31, 2011.

All tabular amounts are in millions of Canadian dollars, except numbers of common shares, per share amounts, percentages and other figures as noted.

The interim consolidated financial statements were approved for issuance by the Board of Directors on August 9, 2012.

b) Basis of Presentation

The interim consolidated financial statements include the accounts of Penn West and its wholly owned subsidiaries and its proportionate interest in partnerships. Results from acquired properties are included in Penn West’s reported results subsequent to the closing date and results from properties sold are included until the closing date.

All intercompany balances, transactions, income and expenses are eliminated on consolidation.

PENN WEST EXPLORATION SECOND QUARTER 2012	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	5

3. Deferred funding assets

The following deferred funding amounts were remaining from Penn West’s partners in the Peace River Oil Partnership related to Penn West’s share of capital and operating costs and the Cordova Joint Venture related to Penn West’s share of capital expenditures. Amounts expected to be settled within the next 12 months are classified as current. In the second quarter of 2012, Penn West reclassified expected funding of capital and operating costs in 2012 of $236 million as a current asset at December 31, 2011.

	June 30, 2012	December 31, 2011
Peace River Oil Partnership	$328	$421
Cordova Joint Venture	137	175

Total	$465	$596

Current portion	$186	$236
Long-term portion	279	360

Total	$465	$596

4. Exploration and evaluation assets

	Six months ended June 30, 2012	Year ended December 31, 2011
Balance, beginning of period	$418	$128
Capital expenditures	83	229
Joint venture, carried capital	67	92
Expense	(1)	(15)
Transfers to PP&E	—	(14)
Net dispositions	—	(2)

Balance, end of period	$567	$418

5. Property, plant and equipment

Cost	Six months ended June 30, 2012	Year ended December 31, 2011
Balance, beginning of period	$20,235	$18,554
Capital expenditures	906	1,617
Joint venture, carried capital	14	15
Acquisitions	26	138
Dispositions	(463)	(375)
Transfers from E&E	—	14
Business combinations	—	286
Decommissioning dispositions, net	(15)	(14)

Balance, end of period	$20,703	$20,235

Accumulated depletion and depreciation	Six months ended June 30, 2012	Year ended December 31, 2011
Balance, beginning of period	$8,342	$7,336
Depletion and depreciation	618	1,168
Dispositions	(190)	(152)
Impairments	—	29
Impairment reversals	—	(39)

Balance, end of period	$8,770	$8,342

Net book value	June 30, 2012	December 31, 2011
Total	$11,933	$11,893

PENN WEST EXPLORATION SECOND QUARTER 2012	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	6

6. Long-term debt

	Amount (millions)	Maturity dates	Average interest rate		June 30, 2012	December 31, 2011
2007 Notes	US$475	2015 – 2022	5.80%		$484	$483
2008 Notes	US$480, CAD$30	2016 – 2020	6.25%		519	518
UK Notes	£57	2018	6.95	% (1)	91	90
2009 Notes	US$154, £20, €10, CAD$5 (2)	2014 – 2019	8.85	% (3)	206	208
2010 Q1 Notes	US$250, CAD$50	2015 – 2025	5.47%		304	303
2010 Q4 Notes	US$170, CAD$60	2015 – 2025	5.00%		233	233
2011 Notes	US$105, CAD$30	2016 – 2021	4.49%		137	136

Total senior unsecured notes					$1,974	$1,971
Credit facility					1,717	1,248

Total long-term debt					$3,691	$3,219

(1)	These notes bear interest at 7.78 percent in Pounds Sterling, however, contracts were entered to fix the interest rate at 6.95 percent in Canadian dollars and to fix the exchange rate on the repayment.
(2)	A portion of the 2009 Notes have equal repayments, beginning in 2013 and extending over the remaining seven years.
(3)	The Company entered into contracts to fix the interest rate on the Pounds Sterling and Euro tranches, initially at 9.49 percent and 9.52 percent, to 9.15 percent and 9.22 percent, respectively, and to fix the exchange rate on repayment.

Information on Penn West’s senior unsecured notes was as follows:

	June 30, 2012	December 31, 2011
Weighted average remaining life (years)	6.0	6.5
Weighted average interest rate (1)	6.1%	6.1%

(1)	Includes the effect of cross currency swaps.

At June 30, 2012, the estimated fair values of the principal and interest obligations of the outstanding unsecured notes totalled $2.2 billion (December 31, 2011 – $2.2 billion).

The Company has a four-year, unsecured, revolving syndicated bank facility with an aggregate borrowing limit of $3.0 billion. The facility matures on June 30, 2016 and is extendible. The credit facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios. At June 30, 2012, the Company had approximately $1.3 billion of unused credit capacity.

Drawings on the Company’s credit facility are subject to fluctuations in short-term money market rates as they are generally held in short-term, money market instruments. As at June 30, 2012, 29 percent (December 31, 2011 – 19 percent) of Penn West’s long-term debt instruments were exposed to changes in short-term interest rates.

The Company is subject to certain quarterly financial covenants under its unsecured, syndicated credit facility and the senior unsecured notes. These financial covenants are typical for senior unsecured lending arrangements and include senior debt and total debt to EBITDA and senior debt and total debt to capitalization as defined in Penn West’s lending agreements. As at June 30, 2012, the Company was in compliance with all of its financial covenants.

Realized gains and losses on the interest rate swaps are recorded as financing costs. For the second quarter of 2012, an expense of $2 million (2011 – $3 million) was incurred and for the first six months of 2012, an expense of $4 million (2011 – $6 million) was recorded to reflect that the floating interest rate was lower than the fixed interest rate transacted under our interest rate swaps.

PENN WEST EXPLORATION SECOND QUARTER 2012	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	7

7. Decommissioning liability

The decommissioning liability was determined by applying an inflation factor of 2.0 percent (December 31, 2011 – 2.0 percent) and the inflated amount was discounted using a credit-adjusted rate of 7.0 percent (December 31, 2011 – 7.0 percent) over the expected useful life of the underlying assets, currently extending over 50 years into the future with a weighted average life of 35 years. Future cash flows from operating activities are expected to fund the obligations.

Changes to the decommissioning liability were as follows:

	Six months ended June 30, 2012	Year ended December 31, 2011
Balance, beginning of period	$607	$648
Net liabilities disposed (1)	(15)	(19)
Increase in liability due to change in estimate	—	12
Liabilities settled	(39)	(81)
Liabilities acquired	—	2
Accretion charges	21	45

Balance, end of period	$574	$607

(1)	Includes additions from drilling activity, facility capital spending and disposals from net property dispositions.

8. Risk management

Financial instruments included in the balance sheets consist of accounts receivable, fair values of derivative financial instruments, deferred funding assets, current liabilities and long-term debt. Except for the senior unsecured notes described in Note 6, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark to market values recorded for the financial instruments and the market rate of interest applicable to the bank facility.

The fair values of all outstanding financial, commodity, power, interest rate and foreign exchange contracts are reflected on the balance sheet with the changes during the period recorded in income as unrealized gains or losses.

The following table reconciles the changes in the fair value of financial instruments outstanding:

Risk management asset (liability)	Six months ended June 30, 2012	Year ended December 31, 2011
Balance, beginning of period	$(93)	$(126)
Unrealized gain (loss) on financial instruments:
Commodity collars and swaps	300	8
Electricity swaps	(5)	35
Interest rate swaps	6	(8)
Foreign exchange forwards	18	(4)
Cross currency swaps	4	2

Total fair value, end of period	$230	$(93)

Based on June 30, 2012 pricing, a $1.00 change in the price per barrel of liquids would change pre-tax unrealized risk management by $19 million and a $0.10 change in the price per mcf of natural gas would change pre-tax unrealized risk management by $1 million.

PENN WEST EXPLORATION SECOND QUARTER 2012	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	8

The following table reconciles the changes in the fair value of financial instruments including the realized components (settled in cash) in the period:

Risk management asset (liability)	Six months ended June 30, 2012	Year ended December 31, 2011
Balance, beginning of period	$(93)	$(126)
Realized loss – commodity contracts	(15)	(63)
Unrealized gain – commodity contracts	315	71
Realized loss – other	(5)	(1)
Unrealized gain – other	28	26

Total fair value, end of period	$230	$(93)

Fair values are determined using external counterparty information, which is compared to observable market data. Penn West limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within our credit facility or with high credit ratings and by obtaining financial security in certain circumstances. Penn West had the following financial instruments outstanding as at June 30, 2012:

	Notional volume	Remaining term	Pricing	Fair value (millions)
Crude oil
WTI Collars	60,000 bbls/d	Jul/12 –Dec/12	US$85.53 to $100.20/bbl	$40
WTI Collars	41,000 bbls/d	Jan/13 –Dec/13	US$94.51 to $108.28/bbl	162

Natural gas
AECO Forwards (1)	52,730 GJ/d	Jul/12 –Dec/12	$4.08/GJ	19

Electricity swaps
Alberta Power Pool	45 MW	Jul/12 –Dec/12	$53.02/MWh	5
Alberta Power Pool	30 MW	Jul/12 –Dec/13	$54.60/MWh	5
Alberta Power Pool	20 MW	Jan/13 –Dec/13	$56.10/MWh	2
Alberta Power Pool	50 MW	Jan/14 –Dec/14	$58.50/MWh	3

Interest rate swaps	$650	Jul/12 –Jan/14	2.65%	(16)

Foreign exchange contracts on revenues
12-month initial term	US$936	Jul/12 –Dec/12	1.022 CAD/USD	1
12-month initial term	US$360	Jan/13 –Dec/13	1.033 CAD/USD	3
12-month initial term	US$360	Jan/13 –Dec/13	1.033 – 1.058 CAD/USD	5

Foreign exchange forwards on senior notes
3 to 15-year initial term	US$641	2014 – 2022	1.000 CAD/USD	31

Cross currency swaps
10-year initial term	£57	2018	2.0075 CAD/GBP, 6.95%	(23)
10-year initial term	£20	2019	1.8051 CAD/GBP, 9.15%	(4)
10-year initial term	€10	2019	1.5870 CAD/EUR, 9.22%	(3)

Total				$230

(1)	The forward contracts total approximately 50,000 mcf per day with an average price of $4.30 per mcf.

A realized loss of $2 million (2011 – $2 million) on electricity contracts has been included in operating costs for the second quarter of 2012 and a realized loss of $1 million (2011 – $2 million gain) for the first six months of 2012.

PENN WEST EXPLORATION SECOND QUARTER 2012	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	9

Subsequent to June 30, 2012, Penn West realized proceeds of $66 million as it rearranged its 2013 oil collar position and monetized its 2013 foreign exchange contracts. Penn West’s previous position for 2013 was 41,000 barrels per day between US$94.51 and US$108.28 per barrel and it currently has 44,000 barrels per day between US$91.70 and US$104.99 per barrel. Additionally, Penn West entered into natural gas forward contracts on 52,000 mcf per day for 2013 production at $3.25 per mcf and electricity swaps on 55 MWh in 2015 at $58.32 per MWh.

Business Risks

Penn West is exposed to normal market risks inherent in the oil and natural gas business, including, but not limited to, commodity price risk, foreign currency rate risk, credit risk, interest rate risk and liquidity risk. The Company seeks to mitigate these risks through various business processes and management controls and from time to time by using financial instruments.

There have been no significant changes to these risks as discussed in Penn West’s annual audited consolidated financial statements.

9. Income taxes

On January 1, 2011, Penn West recorded a $304 million recovery related to a change in tax rates on conversion from an income trust to a corporation. On the conversion to a corporation, deferred income tax assets and liabilities were re-measured at the applicable corporate income tax rate of approximately 26 percent. Under the trust structure, Penn West was required to provide for deferred tax on timing differences at the trust level at rates of approximately 39 percent, representing the rate applicable to undistributed earnings of the trust. In addition, Penn West included a net tax recovery of $45 million related to amendments and exchanges under Penn West’s equity-based compensation plans that occurred on January 1, 2011.

10. Shareholders’ equity

i) Issued

Shareholders’ capital/ Unitholders’ capital	Common Shares/Trust Units	Amount
Balance, December 31, 2010	459,682,249	$9,170
Cancellation of trust units on January 1, 2011	(459,682,249)	(9,170)
Issuance of shares on January 1, 2011	459,682,249	9,170
Elimination of deficit	—	(610)
Issued on exercise of restricted options (1)	6,955,666	188
Issued to dividend reinvestment plan	4,734,815	92

Balance, December 31, 2011	471,372,730	$8,840

Issued on exercise of restricted options (1)	189,416	21
Issued to dividend reinvestment plan	3,026,547	56

Balance, June 30, 2012	474,588,693	$8,917

(1)	Upon exercise of options and restricted options, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital. Included in the exercised amount are 8,533 shares issued from Treasury (2011 – 88,629) as a result of individuals settling their restricted rights in common shares.

Upon commencement of operations as a corporation, pursuant to the Plan of Arrangement and a resolution of the Board of Directors, Penn West’s recorded deficit of $610 million as at December 31, 2010 was eliminated against share capital on January 1, 2011.

PENN WEST EXPLORATION SECOND QUARTER 2012	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	10

ii) Earnings per share – Basic and Diluted

The weighted average number of shares used to calculate per share amounts was as follows:

Average Common Shares Outstanding	Three months ended June 30		Six months ended June 30
(millions of shares)	2012	2011	2012	2011
Weighted average
Basic	474.3	466.6	473.5	464.2
Dilutive impact	0.1	0.3	0.1	0.9

Diluted	474.4	466.9	473.6	465.1

For the second quarter of 2012, 29.1 million shares (2011 – 23.6 million) that would be issued under the Option Plan and Common Share Rights Incentive Plan (“CSRIP”) were excluded in calculating the weighted average number of diluted shares outstanding as they were considered anti-dilutive. In 2011, 4.3 million shares that would be issued on the conversion of the convertible debentures were excluded as they were considered anti-dilutive.

For the first six months of 2012, 29.1 million shares (2011 – 15.0 million) that would be issued under the Option Plan and CSRIP were excluded in calculating the weighted average number of diluted shares outstanding as they were considered anti-dilutive. In 2011, 4.3 million shares that would be issued on the conversion of the convertible debentures were excluded as they were considered anti-dilutive.

iii) Dividends

Including amounts funded by the DRIP, Penn West paid dividends of $0.27 per share totalling $128 million in the second quarter of 2012 (2011 – $125 million) and $255 million for the first six months of 2012 (2011 – $166 million). On July 13, 2012, Penn West paid its second quarter dividend of $0.27 per share totalling $128 million. On August 9, 2012, Penn West declared its third quarter dividend of $0.27 per share to be paid on October 15, 2012 to shareholders of record on September 28, 2012.

PENN WEST EXPLORATION SECOND QUARTER 2012	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	11

11. Share-based compensation

Stock Option Plan (the “Option Plan”)

Penn West has an Option Plan that allows Penn West to issue options to acquire common shares to officers, employees and other service providers. The plan was effective on January 1, 2011, the date of conversion to a corporation.

The number of options reserved for issuance under the Option Plan plus the number of common share rights reserved for issuance under the CSRIP shall not exceed nine percent of the aggregate number of issued and outstanding common shares of Penn West. The grant price of options is equal to the volume-weighted average trading price of the common shares on the TSX for a five-trading-day period immediately preceding the date of grant. Options granted to date vest over a four-year period and expire five years after the date of grant.

	Six months ended June 30, 2012		Year ended December 31, 2011
Options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	7,919,600	$25.73	—	$—
Granted	8,075,200	20.83	8,531,536	25.84
Forfeited	(485,611)	23.53	(611,936)	27.34

Outstanding, end of period	15,509,189	$23.25	7,919,600	$25.73

Exercisable, end of period	1,542,076	$27.40	—	$—

CSRIP

The CSRIP includes Restricted Options, Restricted Rights and Share Rights.

	Six months ended June 30, 2012		Year ended December 31, 2011
Restricted options	Number of Restricted Options	Weighted Average Exercise Price	Number of Restricted Options	Weighted Average Exercise Price
Outstanding, beginning of period	17,110,193	$23.84	—	$—
Exchange of TURIP	—	—	27,586,712	23.84
Exercised	—	—	(6,188,414)	23.84
Forfeited	(4,459,624)	23.84	(4,288,105)	23.84

Outstanding, end of period	12,650,569	$23.84	17,110,193	$23.84

Exercisable, end of period	10,019,723	$23.84	10,171,239	$23.84

PENN WEST EXPLORATION SECOND QUARTER 2012	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	12

	Six months ended June 30, 2012		Year ended December 31, 2011
Restricted rights	Number of Restricted Rights	Weighted Average Exercise Price	Number of Restricted Rights	Weighted Average Exercise Price
Outstanding, beginning of period	17,110,193	$15.15	—	$—
Exchange of TURIP	—	—	27,586,712	16.11
Exercised (1)	(4,023,046)	16.31	(9,061,792)	15.13
Forfeited	(436,578)	18.62	(1,414,727)	16.45

Outstanding, end of period (1)	12,650,569	$13.93	17,110,193	$15.15

Exercisable, end of period	10,019,723	$12.94	10,171,239	$15.10

(1)	Weighted average exercise price includes reductions of the exercise price for dividends paid.

Restricted Options and Restricted Rights vest between a three and five-year period and expire four to six years after the date of the grant. The Restricted Option and the Restricted Right must be exercised simultaneously with the Restricted Option settled in equity while the Restricted Right can be settled in common shares or cash, at the option of the holder. Subsequent to January 1, 2011 only stock options are granted under the Option Plan.

The fair value of the Restricted Rights is classified as a liability due to the cash settlement feature and included in accounts payable and accrued liabilities. At June 30, 2012, the fair value was $30 million (December 31, 2011 – $84 million).

	Six months ended June 30, 2012		Year ended December 31, 2011
Share rights	Number of Share Rights	Weighted Average Exercise Price	Number of Share Rights	Weighted Average Exercise Price
Outstanding, beginning of period	2,549,112	$23.13	—	$—
Exchange of TURIP	—	—	3,778,766	22.46
Exercised	(180,883)	14.76	(678,623)	15.15
Forfeited	(1,185,083)	25.13	(551,031)	22.21

Outstanding, end of period (1)	1,183,146	$21.24	2,549,112	$23.13

Exercisable, end of period	1,118,514	$21.55	2,325,725	$24.14

(1)	Weighted average exercise price includes reductions of the exercise price for dividends/ distributions paid.

Share Rights vest between a three and five-year period and expire four to six years after the date of the grant. The exercise price for Share Rights is reduced for dividends paid in certain circumstances. No new Share Rights will be granted after January 1, 2011.

PENN WEST EXPLORATION SECOND QUARTER 2012	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	13

Long-term retention and incentive plan (“LTRIP”)

Under the LTRIP, Penn West employees receive cash consideration which fluctuates based on Penn West’s share price on the TSX. Eligible employees receive a grant of a specific number of LTRIP awards (each of which notionally represents a common share) that vest over a three-year period with the cash value paid to the employee on each vesting date. If the service requirements are met, the cash consideration paid is based on the number of LTRIP awards vested and the five-day weighted average trading price of the common shares prior to the vesting date plus dividends declared by Penn West during the period preceding the vesting date.

LTRIP awards (number of shares equivalent)	Six months ended June 30, 2012	Year ended December 31, 2011
Outstanding, beginning of period	1,411,676	700,669
Granted	1,093,961	1,076,556
Vested and paid	(431,556)	(224,050)
Forfeited	(110,131)	(141,499)

Outstanding, end of period	1,963,950	1,411,676

The LTRIP obligation is classified as a liability due to the cash settlement feature and included in accounts payable and accrued liabilities. At June 30, 2012, the LTRIP obligation was $11 million (December 31, 2011 – $16 million).

Deferred Share Unit (“DSU”) plan

The DSU plan became effective January 1, 2011, allowing Penn West to grant DSUs in lieu of cash fees to non-executive directors providing a right to receive, upon retirement, a cash payment based on the volume-weighted-average trading price of the common shares on the TSX for the five trading days immediately prior to the day of payment. Management directors are not eligible to participate in the DSU Plan.

Share-based compensation

Share-based compensation is based on the fair value of the options at the time of grant under the Option Plan and the CSRIP which is amortized over the remaining vesting period on a graded vesting schedule. Share-based compensation under the Restricted Rights, LTRIP and DSUs is based on the fair value of the awards outstanding at the reporting date and is amortized based on a graded vesting schedule. Share-based compensation consisted of the following.

	Three months ended June 30		Six months ended June 30
(millions)	2012	2011	2012	2011
Options	$7	$4	$13	$8
Restricted Options	1	6	4	13
Restricted Rights	(38)	(10)	(35)	(5)
Share Rights	—	—	—	1
LTRIP	—	4	5	7
Expiry of TURIP at Jan. 1, 2011	—	—	—	(196)
Share Rights at Jan. 1, 2011	—	—	—	16
Restricted Options at Jan. 1, 2011	—	—	—	65
Restricted Rights liability at Jan. 1, 2011	—	—	—	173

Share-based compensation	$(30)	$4	$(13)	$82

The share price used in the fair value calculation of the LTRIP obligation and Restricted Rights obligation at June 30, 2012 was $13.66 (2011 – $22.27). On January 1, 2011, the TURIP liability was removed and a liability was recorded to reflect the Restricted Rights. Additionally, the fair values to reflect the initiation of the Restricted Options and the Shares Rights were recorded in other reserves.

PENN WEST EXPLORATION SECOND QUARTER 2012	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	14

A Black-Scholes option-pricing model was used to determine the fair value of options granted in 2012 under the Option Plan with the following fair value per option and weighted average assumptions:

	Six months ended June 30
	2012	2011
Average fair value of options granted (per share)	$4.82	$6.71
Expected life of options (years)	4.0	4.0
Expected volatility (average)	32.4%	28.2%
Risk-free rate of return (average)	1.3%	2.3%
Dividend yield	6.7%	4.4%

Employee retirement savings plan

Penn West has an employee retirement savings plan (the “savings plan”) for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary and Penn West matches these contributions at a rate of $1.50 for each $1.00 of employee contribution. Both the employee’s and Penn West’s contributions are used to acquire Penn West common shares or are placed in low-risk investments. Shares are purchased in the open market at prevailing market prices.

12. Commitments and contingencies

Penn West is involved in various claims and litigation in the normal course of business and records provisions for claims as required.

PENN WEST EXPLORATION SECOND QUARTER 2012	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	15